
PURDUE UNIVERSITY

Christopher Jing · 3rd

Co-Founder & COO @ AeonCharge | Finance @ Microsoft | Forbes Under 30 Scholar

Seattle, Washington, United States · Contact info

500+ connections

AeonCharge

Purdue University

Experience

Co-Founder & COO
AeonCharge
Sep 2020 – Present · 1 yr 2 mos

Modernizing EV charging with IoT - aeoncharge.com



Learn about Laegacy - Netcapital

Finance Rotation Program Summer Analyst
Microsoft
May 2020 – Aug 2020 · 4 mos
Greater Seattle Area

ML Finance - Office Consumer Services



Thanks Chris.pdf

Engagement Manager
Purdue Solutions
Jan 2020 – Jun 2020 · 6 mos

Led team of 12 consultants in the Purdue x Bluecrew (IAC-backed startup) engagement on analytics and business operations

Teaching Assistant
Purdue University Krannert School of Management
Jan 2020 – May 2020 · 5 mos

Making the Business Case (MGMT 220/HONR) are first-of-their-kind 3-credit strategy courses at Purdue. The courses follow a structured approach to case analysis, business proposals, and effective solution presentations—integrating concepts in strategy, finance, marketing, operations, and supply chain.

Strategy & Consulting Summer Analyst
Accenture
Jun 2019 – Aug 2019 · 3 mos
Chicago, Illinois

AI/ML & advanced analytics strategy transformation of Fortune 50 Financial Services Co.
• Drove strategy and insight development with root cause analyses, MECE decomposition, and structured frameworks. Insights yielded a 3.6 million reduction in inbound phone calls, translating to $30MM in annual OpEx savings ...see more



Performance Achievement Feedback

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Education

Purdue University
Bachelor of Science - BS, Economics and Finance, minor in Statistics
2017 – 2021
Activities and Societies: Purdue Solutions (Engagement Manager), Old Masters (Program Arrangements Co-Chair), School of Management Employers Forum - SMEF (Treasurer), Purdue Badminton (Community Chair, Fundraising Chair), Finance Management Association - FMA, Rotaract Club, Cycling Club

Huron High School
2013 – 2017
Activities and Societies: Huron Symphony Orchestra, Science Olympiad, Math Olympiad, Tennis, Mu Alpha Theta, Ann Arbor Velo Club

National Merit Semifinalist, National AP Scholar, National AP Scholar with Distinction
ACT: 35/36 SAT: 1540/1600, 2210/2400
Competitive Math: Harvard-MIT Math Tournament Invitee, AIME Qualifier 2015 & 2016, ARML Invitee, MMPC Top 100, AMC 10/12 Top 1%

Licenses & certifications

Applied Machine Learning: Foundations
LinkedIn
Issued Aug 2020 · No Expiration Date

Data Visualization: Best Practices
LinkedIn
Issued Aug 2020 · No Expiration Date

Volunteer experience

Treasurer
School of Management Employers Forum (SMEF)
Nov 2017 – Jan 2020 · 2 yrs 3 mos

SMEF hosts the Krannert career fairs and professional events for 180+ companies and 2000+ attendees

Student Teacher and Teaching Assistant
Ann Arbor Math Olympiad Co-op
Sep 2014 – Jun 2017 · 2 yrs 10 mos
Education

• Prepared students for national math competitions such as Olympiads and the AMC with 90+% achieving placements
• Taught four courses in advanced mathematical concepts and problem-solving strategies